BCP SECURITIES, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENT OF

FINANCIAL CONDITION

DECEMBER 31, 2025

FILED AS A PUBLIC DOCUMENT

BCP SECURITIES, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

CONTENTS

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BCP SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

289 GREENWICH AVENUE, 4th FLOOR
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

EDWIN GARCIA	203-618-9359	egarcia@bcpsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROWE, LLP.
(Name – if individual, state last, first, and middle name)

485 LEXINGTON AVENUE, FLOOR 11	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 24,2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FELICE BAGORDA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BCP SECURITIES, INC., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Those Charged with Governance and Stockholders
BCP Securities, Inc. and Subsidiaries
Greenwich, Connecticut

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of BCP Securities, Inc. and Subsidiaries (the "Company") as of December 31, 2025, the related notes (collectively referred to as the "financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2023.

New York, New York
March 23, 2026

A S S E T S

Cash and cash equivalents	$	5,686,629
Receivable From Broker-Dealers and Clearing Organizations		10,183,373
Securities owned, at fair value		9,261,138
Furniture, equipment and leasehold improvements, net of accumulated depreciation		1,578,842
Right-of-use asset – leases		4,309,181
Underwriting fee receivable		77,917
Deferred tax asset		1,355,328
Less: valuation allowance		(1,355,328)
Deferred tax asset, net		-
Security deposits and other assets		2,512,511
Notes receivables, net of discount		986,433
TOTAL ASSETS		34,596,024

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accrued expenses and other liabilities	$	3,693,861
ESOP loans from stockholders		10,000,000
Income taxes payable		89,856
Mortgage payable		312,870

Commitments and contingencies (see Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

<u>LIABILITIES AND STOCKHOLDERS' EQUITY (continued)</u>

Lease liability	4,772,124
Securities sold, not yet purchased, at fair value	6,022,831
TOTAL LIABILITIES	24,891,542
Stockholders' equity:	
Preferred stock, $0.001 par value: 40,000 shares authorized; 32,000 shares issued	32
Common stock, $0.001 par value: 130,000 shares authorized; 61,509 shares issued	62
BCP-Treasury Stock	(40,291)
Additional paid-in-capital	28,564,584
Accumulated Deficit	(542,680)
Unallocated preferred stock of ESOP	(17,546,913)
Accumulated other comprehensive loss	(730,312)
Total Stockholders' equity	9,704,482
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 34,596,024

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

BCP Securities, Inc. & Subsidiaries (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker and dealer executing on a fully disclosed basis to its clearing broker ("Pershing LLC"). The Company also receives investment banking income as an underwriter in securities offerings and as a restructuring advisor. The Company has claimed an exemption pursuant SEC Rule 15c3-3 ("Customer Protection Rule") under section (k)(2)(ii) of that rule for the portion of its business activities cleared via Pershing LLC. With respect to certain limited business activities, the Company has also claimed exemption under section (k)(2)(i) of rule 15c3-3. For both exemptions the Company does not carry securities accounts for customers and does not hold customer funds or securities in connection with its business activities. In addition, the Company limits its remaning business activitie**s** to those specified in Footnote 74 of SEC Release No. 34-70073.

The clearing and custodian operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2025, receivables from broker-dealers and clearing organizations, as reflected on the consolidated statement of financial condition, consisted substantially of cash due from this broker.

The Company has eight wholly-owned subsidiaries: Baer, Crosby and Pike, Agencia De Valores, S.A. ("Spain"), BCP Securities Asia Pte Ltd. ("Singapore"), BCP Securities Do Brasil Representacoes Ltda. ("BCP Representacoes"), BCP Securities Consultoria Financiera Ltda. ("BCP Consultoria"), BCP Securities Distribuidora de Títulos E Valores Mobiliários Ltda. ("BCP DTVM"), Bear Crosby Pike de Mexico, S. De R.L. De C.V. ("Mexico"), BCP Securities UK-LTD. ("United Kingdom"), and BCP Advisors, LLC., (the "Subsidiaries").

Spain and Singapore operate as separate companies in those regions with Spain subject to regulatory oversight by Comisión Nacional del Mercado de Valores ("CNMV"). Singapore is registered with the Accounting and Corporate Regulatory Authority ("ACRA").

BCP Representacoes was initially established as a representative office ("rep. office") of BCP Securities Inc. in Brazil, carrying out client support activities strictly within the scope allowed by Brazilian regulations for representation companies.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS (continued)

To expand our presence in the local market, we initiated the process of establishing BCP DTVM. In 2025, BCP Securities DTVM Ltda. effectively commenced its operations in the Brazilian domestic market, acting in the intermediation and structuring and issuance of private credit securities, in strict compliance with the applicable regulations of the Brazilian Central Bank (BCB), the Brazilian Securities and Exchange Commission (CVM), and the ANBIMA self-regulatory codes, as applicable. As part of this process, BCP DTVM will operate as an independent entity dedicated exclusively to the Brazilian domestic market. BCP Consultoria was created to consolidate efforts related to offshore bond operations and international financial advisory services. This restructuring allows us to maintain a clear operational distinction between our domestic and international activities while continuing to serve our clients effectively across both markets. As of Decemer 31, 2025 BCP Representacoes wind-down process was fully completed.

United Kingdom was established as an Appointed Representative Firm. We might consider applying for full FCA authorization in the future. Mexico is a corporate venture focused on building client relationships and working with them to provide innovative financial solutions. BCP Advisors, LLC is dormant.

The consolidated financial statements include the accounts of both the Company and its wholly-owned Subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Risk and uncertainty

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany balances and transactions are eliminated upon consolidation.

In the opinion of management, the consolidated financial statements include all adjustments necessary to present fairly the financial position at December 31, 2025.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments Owned

Transactions in securities and related trading revenue and expense are recorded on the trade date basis in the statement of comprehensive income. Securities owned or sold, not yet purchased are valued at fair value, and the resulting unrealized gains and losses are included in trading profits. The recognition of realized and unrealized gains and losses on proprietary trading transactions of financial instruments is within the scope of FASB ASC 940, *Financial Services - Brokers and Dealers* .

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

They are depreciated and amortized using the straight-line method over their estimated useful lives.

The Company assesses the recoverability of its long lived assets whenever circumstances, such as a material change in economic condition, indicate that the carrying values of such assets may not be recoverable. During the year ended December 31, 2025, there were no indications identified by the Company affecting the recoverability of the Company's long lived assets.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

The impact of the translations are not material. Gains or losses resulting from foreign currency translation are included in the accumulated other comprehensive income(loss).

Cash, and Cash Equivalents

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single domestic bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC").

Cash and securities deposited with a single domestic brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corporation ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis.

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivables from broker-dealers and clearing organizations. The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Underwriting fee receivable and notes receivable. The Company has a policy of reserving for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company extends credit to its customers based on an evaluation of their financial condition and other factors. The Company generally does not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential bad debts if required. The Company determines whether an allowance for credit losses is required by evaluating specific accounts where information indicates the customers may have an inability to meet financial obligations. In these cases, the Company uses assumptions and judgment, based on the best available facts and circumstances, to record a specific allowance for those customers against amounts due to reduce the receivable to the amount expected to be collected and considers current and reasonable and supportable forecasted economic conditions.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

These specific allowances are re-evaluated and adjusted as additional information is received. The amounts calculated are analyzed to determine the total amount of the allowance. The Company determined that no allowance for credit losses was required. The Company writes off account balances when it has exhausted reasonable collection efforts and determined that the likelihood of collection is remote. These write-offs are charged against the allowance for credit losses. Accounts receivable as of December 31, 2025 amounted to $77,917.

Fair Value

The Company considers its investments to be trading securities and records them at fair value. Fair value is the price that would be received by selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the expectation that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 3.   INCOME TAXES

Income Taxes

At December 31, 2025, deferred tax assets and liabilities attributable to the Company's temporary differences were as follows:

NOTE 3.   INCOME TAXES (continued)

Deferred tax asset:

Lease Liability	$ 1,286,660
Other	21,476
Net Operating Loss	1,072,894
Foreign currency adjustment	247,340
Equity in noncontrolling interests	77,541
Total deferred tax assets	2,705,911
Less: Valuation Allowance	(1,355,328)
Net Deferred Tax Asset	1,350,583

Deferred tax liabilities:

Fixed assets	(80,730)
ESOP Compensation Expense	(108,012)
ROU Asset	(1,161,841)
Total deferred tax liabilities	(1,350,583)
Net deferred tax asset	$ -

A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. In determining the need for a valuation allowance, management reviews both positive and negative evidence pursuant to the requirements of ASC Topic 740, including current and historical results of operations, future income projections and the overall prospects of the Company's business.

NOTE 3.   INCOME TAXES (continued)

As of December 31, 2025, the Company has recorded a full valuation allowance against its deferred tax assets since the Company has cumulative losses over the most recent three years which is considered a significant piece of objective negative evidence that is difficult to overcome under the standards provided by ASC 740.

The Company is subject to foreign taxes to the local jurisdictions of its wholly-owned subsidiaries based on the income generated in those respective countries where the subsidiaries are located.

FASB ASC 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties in the related tax liability in the consolidated statement of financial condition. The years that remain subject to examination by taxing authorities are 2021 through 2024.

The deferred tax asset which have been recorded in the consolidated financial statements has arisen from net operating losses, timing differences related to ESOP deductions and interests in investment. It has been computed on currently enacted income tax rates applicable to the period in which the deferred tax liability is expected to be realized or settled as prescribed in FASB ASC 740. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The company has approximately $3.9 million in federal NOLs carryforward. These NOLs have no expiration date. The company has approximately $3.7 million in state NOLs. The state NOLs begin to expire in years 2043 through 2055.

Uncertain Tax Provisions

At December 31, 2025, the company had no liability for unrecognized tax benefits.

NOTE 3. INCOME TAXES (continued)

The Company recognizes interest and penalties related to income tax matters in income tax expense.

The company's federal tax returns are open for examination for years ending December 31, 2022 and later. The company's state tax returns are open for examination for years ending December 31, 2021 and later.

NOTE 4. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2025. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

The Company's US Treasury bills owned are treated as cash and cash equivalents on the consolidated statement of financial condition and the consolidated statement of cash flows.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Equity securities, US Treasury bills: valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds, Foreign municipality bonds, Sovereign government bonds: valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025.

Assets	Level 1	Level 2	Level 3	Total
Equity securities	$ 98,812	$ -	$ -	$ 98,812
US Treasury bills*	788,239	-	-	788,239
Sovereign government bonds	-	2,803,510	-	2,803,510
Corporate bonds	-	5,493,953	-	5,493,953
Foreign municipality bonds	-	381,033	-	381,033
Total	$ 887,051	$ 8,678,496	$ -	$ 9,565,547

NOTE 4.   FAIR VALUE MEASUREMENTS (continued)

Liabilities	Level 1	Level 2	Level 3	Total
Sovereign government bonds	$ -	$ (2,826,791)	$ -	$ (2,826,791)
Corporate bonds	-	(2,135,481)	-	(2,135,481)
Foreign municipality bonds	-	(1,060,559)	-	(1,060,559)
Total	$ -	$ (6,022,831)	$ -	$ (6,022,831)

(*)Note: The Company reported a US Treasury bill with fair value of $304,409 as cash and cash equivalents.

NOTE 5.   FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset. The estimated useful lives of depreciable assets are as follows: five to seven years for office equipment and furniture; five years for automobiles and vans; periods of up to five years for computer hardware and software; and periods of three to fifteen years for lab equipment. Leasehold improvements are amortized over the life of the lease or estimated useful lives of the improvements, whichever period is shorter. Repairs and maintenance are charged to operating expenses while improvements and betterments are capitalized.

The furniture, equipment and leasehold improvements cost for the year ended December 31, 2025 consists of the following:

Leasehold improvements	$ 1,406,311
Office Suite-Spain	1,059,829
Furniture	394,529
Computer and equipment	748,886
Total cost	3,609,555

The furniture, equipment and leasehold improvements cost, net of accumulated depreciation for the year ended December 31, 2025 consists of the following:

NOTE 5.   FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS (continued)

Accumulated Depreciation and Amortization	(2,030,713)
Furniture, equipment and leasehold improvements, net of accumulated depreciation	$ 1,578,842

NOTE 6.   EQUITY INVESTMENTS

The Company sold its 10% ownership of BMG Money Inc. and BMG LoansAtWork LLC ("BMG Money") on April 1, 2024, for $10 million. The sale was financed by the Company with a promissory note issued from the third-party buyer. Upon closing, the Company received the first installment of $2 million. The remaining balance of $8 million is payable in seven equal installments of $1,142,857 each, due every three months beginning July 1, 2024, through January 1, 2026 with imputed interest rate of 8.5% in accordance with ASC 835-50. The note does not accrue interest on the outstanding principal unless an event of default occurs, at which point it would accrue interest at a rate of 14.00% per annum. The note is guaranteed by BMG Money. As of December 31, 2025, the Company has received six of the scheduled installments on July 1, 2024, October 1, 2024, January 1, 2025, April 1, 2025, July 1, 2025, and October 1, 2025 respectively. The notes receivable, net of discount, has an outstanding balance of $986,433 as of December 31, 2025.

The Company also has a 4.83% investment in Cicada Technologies, Inc. as of December 31, 2025, in which a Member of the Company has representation on the board of directors. Management has concluded that the Company has significant influence over the operating and financial policies of Cicada due to shared management. The Company's investment balance is zero as of December 31, 2025 due to the fact that the Company's proportionate share of losses exceeds the capital investment of $700,000.

NOTE 7.   STOCKHOLDERS' EQUITY

In December of 2021, the Company was recapitalized and authorized the issue of 130,000 shares of $.001 par value Common Stock and 40,000 shares of $.001 par value Class A Preferred Stock. 100,000 shares of Common Stock were issued in exchange for the then existing members' equity of the Company. 40,000 shares of Common Stock were then exchanged by existing stockholders for 32,000 shares of Class A Preferred Stock.

NOTE 7.   STOCKHOLDERS' EQUITY (continued)

Establishment of ESOP

On December 20, 2021, the Company established the BCP Securities, Inc. Employee Stock Ownership Trust ("ESOP Trust") to be effective as of January 1, 2021, which purchased 32,000 shares of the Class A Preferred Stock from the owners of the Company.

Common Stocks

The Common Stock is divided into two classes. The first class of Common Stock consists of 110,000 shares, designated as "Class A Common Stock." The second class of Common Stock consists of 20,000 shares, designated as "Class B Common Stock."

Voting rights: The holders of Class A Common Stock are entitled to notice of any stockholders meeting in accordance with the bylaws of the Corporation and are entitled to vote upon such matters and in such manner as may be provided by law. Such holders initially were entitled to one vote for each share of Class A Common Stock held. The holders of outstanding shares of Class B Common Stock are not be entitled to vote on any manner.

Class A Preferred Stock

The Preferred Stock consists of 40,000 shares, designated as "Class A Preferred Stock." On December 20, 2021, the Company established the BCP Securities, Inc. Employee Stock Ownership Trust ("ESOP Trust"), which purchased 32,000 shares of the Class A Preferred Stock from the owners of the Company.

Liquidation preference: Upon a liquidation, dissolution or winding up of the Corporation or a Change of Control, the assets of the Corporation remaining available for distribution to stockholders, if any, are distributable as follows:

(i) First, an amount equal to the Face Value shall be paid in equal amounts per share to the holders of record of issued and outstanding Class A Preferred Stock; (ii) second, any accrued but unpaid ESOP Base Dividends and ESOP Participating Dividends are to be paid in equal amounts per share to the holders of record of issued and outstanding Class A Preferred Stock, and (iii) third, any remaining amount in equal amounts per share to the holders of record of the issued and outstanding shares of Class A Common Stock and Class B Common Stock.

NOTE 7.   STOCKHOLDERS' EQUITY (continued)

At December 31, 2025, the liquidation value of Class A Preferred Stock was $9,439,023 or $294.97 per share.

Amounts paid to the ESOP are reduced by any principal and/or interest owed by the ESOP to the Corporation under the ESOP Loans.

Voting rights: The holders of outstanding shares of Class A Preferred Stock shall not be entitled to vote on any matter.

NOTE 8.   EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all Company employees. Contributions are solely at the discretion of the Company.

NOTE 9.   EMPLOYEE STOCK OWNERSHIP PLAN

As disclosed in Note 7, the Company established an ESOP, to purchase all 32,000 shares of the Company's preferred stock directly from the existing stockholders of such shares in consideration of an aggregate total of $22 million. The ESOP borrowed $10,000,000 from the Company, which, in turn, borrowed an equal amount from an independent bank. As of December 31, 2025, the Company has paid off the loan to the independent bank.

The selling stockholders agreed to accept an aggregate of $12,000,000 in the form of notes from the ESOP in favor of the selling stockholders, which are secured by the ESOP's pledge of the preferred stock to the selling stockholders.

Originally, the outstanding principal amount of each of the subject selling stockholders' bears interest at an annual rate of 8.5%, subject to the Company's Board of Directors' discretion to choose between cash and payment in kind. Effective January 1, 2025 the stockholders' agreed with the Trust to amend both the Loan Agreement, and the Seller Note Agreement, by executing an Amendment to set the interest rate at six percent (6%) per annum commencing on January 1, 2025.

NOTE 9.   EMPLOYEE STOCK OWNERSHIP PLAN (continued)

The ESOP's internal aggregate $22 million loans associated with the annual release of shares bear an interest rate of 1.9% on the aggregate unpaid principal, and provides for repayment in equal annual installments due on the 31st day of December, commencing on December 31, 2021, and continuing on each anniversary date thereafter, and a final payment on December 31, 2070. During 2025, additional payments made by the ESOP changed the annual installments from $596,298 to $564,087 commencing December 31, 2025.

The ESOP is funded by dividends and with cash contributions from the Company. Unallocated shares of the preferred stock held by the ESOP are pledged as collateral by the ESOP to secure its repayment of the internal loan. On December 31, 2025, the outstanding balance of the internal loan was $16,960,977.

Shares are released as the debt is repaid and are allocated among participants on the basis of compensation in the year of allocation. Releases of ESOP shares are charged to compensation expense at the fair market value of the shares at the date the shares are released.

The holders of Class A Preferred Stock (all held by ESOP plan) will only be entitled to receive dividends when and as declared by the Board of Directors of the Corporation (the "Board of Directors"), in its sole and absolute discretion.

Base - Dividends at an annual rate per share equal to four percent (4.0%) per annum from the ESOP Dividend Commencement Date on the Face Value therefor (the "ESOP Base Dividends").

Participating - Dividends at a per share rate equal to the quotient of (i) the product of 40% multiplied by Available Cash Flow for the calendar year divided by (ii) the number of shares of Class A Preferred Stock issued and outstanding 30 days prior to the payment of such dividends, out of assets legally available therefore (the "ESOP Participating Dividend").

Dividends on unallocated shares may be used by the ESOP to repay the balance of the internal loans, which reduces the balance of the Unearned ESOP Shares account of the Company, and are not reported as dividends, but as additional compensation expense in the financial statements.

NOTE 9.   EMPLOYEE STOCK OWNERSHIP PLAN (continued)

Dividends on allocated or committed to be allocated shares may also be used to repay the balance of the internal loans, which reduces the Unearned ESOP Shares account of the Company, and are reported as dividends in the financial statements. For the year ended December 31, 2025, the ESOP used cash dividends of $1,000,000 to repay the internal loan.

For the year ended December 31, 2025, dividends of $263,788 were calculated on the preferred shares, $129,527 of which were dividends on unallocated shares that were made available to ESOP participants and were recorded as compensation expenses, and $134,261 of which were dividends on allocated shares that were recorded as a reduction to retained earnings.

Dividends on unallocated shares were cumulative. The amounts were accrued, but not yet paid to ESOP. Therefore, the obligation to pay ESOP was $721,739 as of December 31, 2025, which was included in "Accrued expenses and other liabilities."

There were 1,595 allocated shares during the year ended December 31, 2025. Through December 31, 2025, 6,477 shares of preferred stock out of 32,000 shares are allocated/released from ESOP plan. The Company recorded a payable for base and participating dividend in the amount of $278,352 related to dividends on allocated shares.

The ESOP shares were as follows at December 31, 2025:

Number of shares:

Allocated shares	4,882
Shares released for allocation	1,595
Unreleased and unearned ESOP shares	25,523
Total ESOP shares	32,000

Fair value of shares:

Allocated shares	927,605
Shares released for allocation	303,047
Unreleased and unearned ESOP shares	4,849,347
Total ESOP shares	$ 6,079,999

NOTE 10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $10,478,568 which was $10,220,901 in excess of its required net capital of $257,667. The Company's net capital ratio was 36.88 to 1.

NOTE 11. COMMITMENT AND CONTINGENT LIABILITIES

The Company promptly transmits all customer funds and securities to the Clearing Firm, is contingently liable for its customers' transactions, and has agreed in certain circumstances to indemnify the Clearing Firm for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2025, there were no customer balances maintained by the Clearing Firm subject to such indemnification requiring a liability to be accrued.

The Company is subject to legal proceedings and claims that may have arisen in the ordinary course of its business. In addition, from time to time, the Company could be a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, there are no matters that will have a material adverse effect on the financial condition of the Company.

NOTE 12. LEASES AND LONG TERM DEBT

Lease Standards

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use asset at the commencement date of the lease.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate.

NOTE 12. LEASES AND LONG TERM DEBT (continued)

The implicit rates of the Company's leases are not readily determinable and, accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases.

The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The right-of-use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is reasonably certain to exercise these renewal options, the optional periods are included in determining the lease term, and associated payments under these renewal options are included from lease payments.

The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

Amounts reported in the consolidated statement of financial condition as of December 31, 2025 were as follows:

NOTE 12. LEASES AND LONG TERM DEBT (continued)

Operating Leases:

Operating Lease ROU assets	$4,309,181
Operating Lease ROU liabilities	$4,772,124

The weighted average remaining lease term and weighted average discount rate of our operating leases are as follows:

Weighted average remaining lease term:	4.2 years
Weighted average discount rate:	8.45%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2025 are as follows:

Year ending December 31,	Total Amount
2026	$ 1,344,543
2027	1,326,125
2028	1,317,174
2029	1,202,408
2030	474,448
Total undiscounted lease payments	$ 5,664,698
Less imputed interest	(892,574)
Total lease liabilities	$ 4,772,124

NOTE 12. LEASES AND LONG TERM DEBT (continued)

Long-term debt

The mortgage is payable in average monthly installments of $4,813, not including interest, through May 23, 2031. The rate on the mortgage is variable and is equal to Euribor + .9%. This rate is reviewed every six months. Maturities are as follows:

Year ending December 31,	Total Amount
2026	$ 53,898
2027	55,586
2028	57,326
2029	59,121
2030	60,972
Thereafter	25,967
	$ 312,870

Line of Credit

The Company had a $500,000 revolving line of credit associated with one of its bank accounts. The line of credit matured during 2025 and was not renewed as of December 31, 2025.

NOTE 13. RELATED PARTY TRANSACTIONS

The Company paid commission expenses to a consulting firm owned by a stockholder.

NOTE 14. SUBSEQUENT EVENTS

Subsequent to December 31, 2025, the Company received the last scheduled installment payment of $1,142,857 from the sale of BMG Money on Jan 2, 2026.

The Company has evaluated events occurring after the date of these financial statements through March 23, 2026, the date that these financial statements were available to be issued.